Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

©2017 Aetna Inc. Aetna Town Hall Meeting December 4, 2017

©2017 Aetna Inc. Aetna Town Hall Meeting December 4, 2017

©2017 Aetna Inc. Important Information for Investors and Shareholders 2 No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securitie s o r the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherw ise , nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , a s amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction between CVS Health (“CVS Health”) and Aetna, Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S - 4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CV S Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Ae tna . INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when avail abl e) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov . Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800 - 201 - 0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860 - 273 - 8204.

©2017 Aetna Inc. Important Information for Investors and Shareholders 3 Participants in Solicitation CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participan ts in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed wit h the SEC on March 31, 2017, and its Current Report on Form 8 - K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8 - K, which were filed with the SEC o n May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus a nd other relevant materials to be filed with the SEC when they become available.

©2017 Aetna Inc. Cautionary Statement Regarding Forward - Looking Statements 4 The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward - looking statements ma de by or on behalf of CVS Health or Aetna. This communication may contain forward - looking statements within the meaning of the Reform Act. You can generally identify forward - looking statements by the use of forward - looking terminology such as “anticipate, ” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely ,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negati ve thereof or other variations thereon or comparable terminology. These forward - looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control. Statements in this communication regarding CVS Health and Aetna that are forward - looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time nece ssa ry to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transactio n, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing , the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding deb t repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people se rve d by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or th e combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In parti cul ar, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S - X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. Non e of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS H eal th and Aetna. Important risk factors related to the transaction could

©2017 Aetna Inc. Cautionary Statement Regarding Forward - Looking Statements 5 cause actual future results and other future events to differ materially from those currently estimated by management, includ ing , but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be requi red for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk tha t a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value cre ati on contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attenti on of management of both CVS Health and Aetna on transaction - related issues. In addition, this communication may contain forward - looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward - looking statements also involve risks, uncertainties and assumptio ns, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may caus e CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward - looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize t he expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments cou ld have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete t he transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncert ain ties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discusse d i n “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10 - K, as updated by their Quarterly Reports on Form 10 - Q and future filings with the SEC. You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward - looking statements. These forward - looking statements are and will be based upon management’s then - current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward - looking statements, whether as a result of new information, future events or otherwise, as of any futur e date.

©2017 Aetna Inc. An historic day 6

©2017 Aetna Inc. Consumer - centered health Improved margin Build trust Increased retention Improved affordability Increased investment capacity Improved quality of life 7

©2017 Aetna Inc. 8 depends on you Our future success

CVS Health + Aetna: Revolutionizing the Consumer Health Care Experience

Set the Agenda Align the Team Innovation Our Purpose Helping people on their path to better health Integrity Delivering on our promises; doing what we say and what is right Accountability Taking personal ownership for our actions and their results Innovation Demonstrating openness, curiosity and creativity in relentless pursuit of delivering excellence Collaboration Sharing and partnering with people to explore and create things that we could not do on our own Caring Treating people with respect and compassion so they feel valued and appreciated CVS Health is a Purpose - driven Company with Strong Supporting Values 10

What We Do 11 …enabling us to deliver superior outcomes at a lower cost Patients Payors Providers Retail Mail Long - Term Care Infusion Medical Claims Editing Digital Retail Clinics Specialty Clinical Programs Cost Management Tools

Who We Are 12 2015 2014 2013 2011 2007 2017 2007: CVS Corp Acquires Caremark Rx 2011: CVS Acquires Medicare Rx Drug Business from Universal American 2013: CVS Caremark Acquires Coram 2014: CVS Caremark Exits Tobacco 2015: CVS Health Acquires Omnicare 2015: CVS Health Acquires Pharmacies in Target Stores 2014: Corporate Name Change to CVS Health 2016 2017: CVS Health Introduces Opioid Reform Throughout this period, product and service innovation brought Maintenance Choice, Specialty Connect, Pharmacy Advisor and Drive - thru Pharmacy to market. 2018 2018: CVS Health Announces Aetna Acquisition

13 Strategic Rationale for This Combination

14 …ENABLE US TO DELIVER SUPERIOR OUTCOMES AT A LOWER COST OUR INTEGRATED ASSETS… Qualit y Patients Payors Providers Retail Long - Term Care Pharmacy Mail Pharmacy Benefits Specialty Population Health Tools Medical Benefits Digital Clinical Programs Walk - In Clinics Infusion Data & Analytics Benefits Navigator Medical Claims Editing Expanding our Integrated Health Care Platform Enables Us to Transform Care

©2017 Aetna Inc. Thank you 15

©2017 Aetna Inc. Questions? Want to stand out from hundreds of questions? Include a topic in your subject line Keep your question brief and clear Speak up or Email Communications@aetna.com 16